Exhibit 99.6

Emera Reports Q3 2017 Earnings

HALIFAX, Nova Scotia, November 10, 2017: Emera (TSX: EMA) today reported results for the third quarter of 2017.

Q3 2017 Highlights:

Reported Net Income:

●	Reported Q3 2017 net income of $81 million, compared with net loss of $95 million in Q3 2016.

●	Reported earnings per common share in Q3 2017 were $0.38, compared with $(0.52) per common share in Q3 2016.

Adjusted Net Income (excluding after-tax mark-to-market impacts):

●

Adjusted net income (1) was $118 million, or $0.55 per common share, in Q3 2017, compared with $14 million or $0.08 per common share in Q3 2016. Excluding the Q3 2016 TECO acquisition costs, Q3 2016 adjusted earnings would have been $133 million, or $0.73 on a per share basis.

●

After-tax mark-to-market losses decreased $72 million to $37 million in Q3 2017 compared to $109 million in Q3 2016 mainly due to changes in existing positions on long-term natural gas contracts at Emera Energy.

●

Q3 2017 adjusted net income (1) included a contribution of $77 million from Emera Florida and New Mexico, net of the $43 million of permanent financing cost compared to $60 million contribution in Q3 2016.

Cash Flow (1)

●	In 2017, year-to-date operating cash flow (before changes in working capital) increased $341 million, or 55 percent, to $956 million from $615 million in the 2016 period.

“Although the quarterly earnings were weaker than 2016 after adjusting for TECO transaction costs, the 2017 results reflect the strong contribution of our TECO companies in terms of income and growth,” said Emera’s President and CEO Chris Huskilson. “Tampa Electric’s recent announcement to invest US$850 million in large solar projects delivers affordable clean energy to our customers and provides strong growth into the next decade for our shareholders. As Emera continues to execute on its strategy, the underlying performance and future growth outlook for the business is solid. Confidence in the performance of the business has also resulted in a decision by the Board to increase our annual dividend by 8% to $2.26 for 2018, in line with our dividend growth target,” Huskilson added.

2017 Year-to-Date Highlights

Reported Net Income:

●	Reported net income of $494 million, compared with $157 million in the 2016 period.

●	Reported earnings per share of $2.32, compared with $0.98 in the 2016 period.

Adjusted Net Income (1)

●

Adjusted net income was $387 million, or $1.82 per common share, compared with $371 million or $2.31 per common share, in the 2016 period. Adjusted net income in the 2016 period, excluding the 2016 gains, acquisition costs and tax adjustment, was $320 million, or $1.88 on a per common share basis.

●

Earnings per share decreased marginally in 2017 despite the 21 percent increase in adjusted net income, excluding 2016 one-time items, due to the new shares issued in August 2016 in conjunction with the TECO acquisition and the December 2016 equity issue.

●

Year-to-date results include after-tax mark-to-market gains of $107 million compared to $214 million of losses for the same period in 2016. 2016 included $116 million of after-tax mark-to-market losses resulting from the reversal of 2015 gains on USD-denominated currency and forward contracts related to the financing of the TECO Energy acquisition. Other factors contributing to the year over year increase include changes in existing positions on long-term contracts at Emera Energy, and the reversal of 2016 mark-to-market losses at Emera Energy.

●	Adjusted net income included a contribution of $169 million from Emera Florida and New Mexico, net of the $133 million of permanent financing costs.

	Net income		Earnings per share
	Nine months ended September 30		Nine months ended September 30
In millions of $CAD, except per share amounts	2017	2016	2017	2016
Adjusted	$387	$371	$1.82	$2.31

Gain on Algonquin Power & Utilities Corp (APUC) shares	--	(146)	--	(0.98)

Gain on conversion of APUC subscription receipts	--	(53)	--	(0.36)

Barbados Light & Power Company Self Insurance Fund (SIF) liability reduction	--	(43)	--	(0.29)

TECO acquisition costs	--	179	--	1.12

Emera Energy fuel tax recognition	--	12	--	0.08
Adjusted excluding one-time items	$387	$320	$1.82	$1.88

Financial Highlights (in millions of $CAD, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Net income attributable to common shareholders	$81	$(95)	$494	$157

After-tax mark-to-market gain (loss)	$(37)	$(109)	$107	$(214)

Adjusted net income attributable to common shareholders (1)(2)	$118	$14	$387	$371

Earnings per common share - basic	$0.38	$(0.52)	$2.32	$0.98
Adjusted earnings per common share - basic (1)(2)	$0.55	$0.08	$1.82	$2.31
Weighted average shares of common stock outstanding - basic (millions of shares for the three and nine month periods ended September 30)	214	183	213	161

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income (1) and Adjusted earnings per common share (1) exclude the effect of mark-to-market adjustments.

Consolidated Financial Review:

Below is a table highlighting significant changes between adjusted net income from 2016 to 2017 in the third quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2016	$ 14	$ 371
2016 acquisition and financing costs related to the acquisition of TECO Energy	119	179
Emera Florida and New Mexico	11	193
NSPML and LIL AFUDC earnings	7	22
TECO Energy post-acquisition financing costs	6	(84)
Emera Energy (1)	(1)	(33)
NSPI	(8)	10
Emera Caribbean	(12)	(19)
2016 Emera Energy’s recognition of fuel taxes for 2013 to March 2016	-	12
2016 gain on BLPC SIF regulatory liability	-	(43)
2016 gain on conversion of APUC subscription receipts and dividend equivalents to common shares of APUC	-	(53)
2016 gain on sale of APUC common shares	-	(146)
APUC equity earnings - sold in 2016	-	(18)
Other	(18)	(4)
Adjusted net income – 2017	$ 118	$ 387

(1) Excludes the effect of mark-to-market adjustments.

Segment Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

Segmented Results (in millions of $CAD, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Emera Florida and New Mexico	$120	$109	$302	$109
Nova Scotia Power Inc.	7	15	106	96
Emera Maine	13	17	38	36
Emera Caribbean	12	24	30	92
Emera Energy (2)	(1)	-	(2)	19
Corporate & Other (2)	(33)	(151)	(87)	19
Adjusted net income	$118	$14	$387	$371
Adjusted EPS (basic)(1)	$0.55	$0.08	$1.82	$2.31

(1)See “Non-GAAP Measures” noted below.

(2)Adjusted net income(1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income was $120 million in Q3 2017, compared with $109 million in Q3 2016. Q3 2017 results were driven primarily by higher base revenues related to completion of the Polk Power Station expansion project and lower OM&G. The net contribution to adjusted net income was $77 million or $0.36 per common share net of the $43 million in after-tax permanent financing cost of the TECO Energy acquisition compared to $60 million contribution in 2016. Year-to-date 2017 net income was $302 million, compared with $294 million in 2016, due to favourable Q3 results based on the previously referenced drivers. Comparative information for the year to date is presented for information purposes only as Emera purchased TECO in July 2016. Net of the $133 million of permanent financing cost ($49 million in 2016), Emera Florida and New Mexico contributed $169 million, or $0.79 per common share, in the year-to-date 2017 period compared to $60 million in 2016.

Nova Scotia Power Inc.’s net income was $7 million Q3 2017, compared to $15 million in Q3 2016 primarily due to timing of regulatory deferrals. NSPI’s net income year-to-date was $106 million compared to $96 million for the same period last year driven by lower OM&G and lower provision for income taxes partially offset by higher depreciation.

Emera Maine’s net income was $13 million Q3 2017, compared to Q3 2016 net income of $17 million mainly driven by lower capitalized construction costs as a result of lower capital spending in the quarter. Emera Maine’s net income year-to-date was $38 million compared to $36 million for the same period last year. Year-to-date 2017 results were driven by lower OM&G and higher electric revenues as a result of transmission and distribution rate changes.

Emera Caribbean’s net income of $12 million in Q3 2017 compared with $24 million in Q3 2016 due in part to lower energy sales and increased interest expense on new debt issued in Q4 2016. Q3 2016 also reflected a gain on the sale of investment securities. Emera Caribbean’s net income year-to-date was $30 million compared to $92 million for the same period last year. Results in 2016 reflect the $43 million after-tax gain from the BLPC SIF as a result of the reduction in the regulatory liability. Excluding the 2016 gain, results reflect lower energy sales volumes at GBPC due to the continued effects of Hurricane Matthew, which struck Grand Bahama in October 2016 and the previously referenced increase to interest expense.

Emera Energy’s Emera Energy’s net loss, adjusted to exclude mark-to-market changes, was $1 million in Q3 2017 compared to nil in Q3 2016.

Emera Energy’s adjusted net loss year-to-date was $2 million compared to adjusted net income of $19 million for the same period last year. Year-to-date 2017 results were driven by lower realized energy margins in the New England generating fleet, in particular more favorable short-term economic hedges in Q1 2016 compared to 2017; the impact of an unplanned outage at Bridgeport Energy which extended from mid-March 2017 to mid-June 2017, and the impact on the marketing and trading business of mild winter and summer weather coupled with increased gas transportation infrastructure in the northeast United States which reduced volatility. These year-to-date factors were partially offset by the increase in New England capacity prices in June 2017 and the impact of the recognition in Q2 2016 of $12 million after-tax of prior period state fuel taxes.

Corporate & Other’s net loss, adjusted to exclude mark-to-market changes, was $33 million in Q3 2017 compared to adjusted net loss of $151 million in Q3 2016. This was primarily related to the TECO Energy acquisition costs in 2016 and a combined $7 million higher AFUDC earnings on the NSPML and LIL transmission projects. Corporate & Other’s adjusted loss was $87 million for the year-to-date 2017 period compared to adjusted net income of $19 million for the same period last year. This was primarily due to interest expense as a result of interest on the permanent financing of the TECO acquisition. Year-to-date results in 2016 included the $199 million of after-tax gains on the sale of the APUC shares and the conversion of the APUC subscription receipts, and $179 million of after-tax TECO acquisition costs.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Monday, November 13, 2017 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q2 2017 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1-866-521-4909 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial 1-647-427-2311. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-800-585-8367. The Conference ID is 53138266 (available until midnight, December 1, 2017).

The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $28 billion in assets and 2016 revenues of more than $4 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target achieving a minimum of 75% of its adjusted net income from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:
Ken McOnie
VP Investor Relations & Treasurer
(902) 428-6945